EXHIBIT 12.1

NOBLE ENERGY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000

Income from continuing operations before cumulative effect of change in accounting Principle	$174,553	$128,848	$516,041	$141,639	$27,896	$150,130	$207,890
Add (deduct):
Fixed charges	14,504	14,496	62,747	62,075	64,566	54,434	50,434
Interest capitalized	(4,861)	(4,114)	(13,401)	(14,134)	(16,331)	(15,953)	(6,326)
Distributions less equity in earnings of equity investees	941	(1,486)	(11,275)	5,499	8,164	(6,981)	(13,544)
Earnings as defined	$185,137	$137,744	$554,112	$195,079	$84,295	$181,630	$238,454

Interest expense, excluding capitalized interest	$9,367	$10,044	$48,227	$46,977	$47,709	$38,007	$43,697
Interest capitalized	4,861	4,114	13,401	14,134	16,331	15,953	6,326
Interest portion of rental expense	276	338	1,119	964	526	474	411
Fixed charges as defined	$14,504	$14,496	$62,747	$62,075	$64,566	$54,434	$50,434

Ratio of earnings to fixed charges	12.76	9.50	8.83	3.14	1.31	3.34	4.73